17 Altalef St. PO Box 70, Yahud Industrial Zone 56100, Israel

FOR IMMEDIATE RELEASE

Magal Announces Receipt of a Request to Convene an Extraordinary General Meeting of Shareholders to Elect a New Slate of Directors

YAHUD, ISRAEL, June -   , 2010 -- Magal Security Systems Ltd. (NASDAQ GMS: MAGS, TASE: MAGS) today announced that it has received a request from a group of shareholders that an Extraordinary General Meeting of Shareholders be convened to elect a slate of directors nominated by them. Such request is being considered by the Board of directors of Magal. The shareholders, who indicate that they own approximately 17% of the outstanding shares of the Company, are seeking to elect five individuals to the board to replace all of the current board members other than Mr. Nathan Kirsh and the Company’s two outside directors that are appointed in accordance with Israeli law. The slate of directors, includes the Company’s former interim CEO and president, Mr. Yoav Stern, whose employment was not extended, and other individuals associated Mr. Stern.

About Magal S3

Magal S3 is a leading international provider of security, safety and site management solutions and products (NASDAQ: MAGS).

Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries.

Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world’s most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems

•	Close Circuit TV (CCTV) – a comprehensive management platform with a leading Intelligent Video Analysis (IVA) and Video Motion Detection (VMD) engine

•	Physical Security Information Management (PSIM) - a proprietary site management system that enhances command, control and decision making during both routine operations and crisis situations

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward- looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:	Financial Communication Public & Investor Relations

Magal Security Systems Ltd. Ilan Ovadia, CFO Tel: +972 (3) 539-1444 E-mail: ilano@magal-s3.com Web: www.magal-s3.com	Hadas Friedman Tel: +972-3-695-4333 Ext. 6 E-mail: hadas@fincom.co.il Web: www.fincom.co.il

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(All numbers except EPS expressed in thousands of US$)
Three months ended March 31, 2010

Revenues	9,774

Cost of revenues	6,114

Gross profit	3,660
Operating expenses:
Research and development, net	1,096
Selling and marketing	2,389
General and administrative	1,770

Total operating expenses	5,255

Operating loss	(1,595)
Financial expenses, net	769

Loss before income taxes	(2,364)
Income tax	-

Net loss	(2,364)

Less: net income attributable to non-controlling interest	16
Net income (loss) attributable to Magal Ltd. shareholders	(2,380)
Basic net loss per share from	$(0.23)

Three months ended March 31, 2010%
Gross margin	37.4
Research and development, net as a % of revenues	11.2
Selling and marketing as a % of revenues	24.4
General and administrative as a % of revenues	18.1
Operating margin	(16.3)
Net margin before tax	(24.2)
Net margin	(24.4)

CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	March 31,	December 31,
	2010	2009
CURRENT ASSETS:
Cash and cash equivalents	$7,486	$11,869
Short term bank deposits	1,804	1,807
Restricted deposit	3,027
Trade receivables	10,682	12,328
Unbilled accounts receivable	6,830	5,892
Other accounts receivable and prepaid expenses	3,984	1,573
Deferred income taxes	280	272
Inventories	10,954	10,912
Total current assets	45,047	44,653

LONG TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	1,690	1,753
Long-term loan	200	200
Long-term deposits	24	40
Severance pay fund	2,356	2,476
Total long-term investments and receivables	4,270	4,469

PROPERTY AND EQUIPMENT, NET	9,196	9,178

OTHER ASSETS, NET	257	269

GOODWILL	2,012	2,053

ASSETS ATTRIBUTABLE TO DISCONTINUED OPERATIONS	-	28

TOTAL ASSETS	$60,782	$60,650

CURRENT LIABILITIES:
Short-term bank credit	$7,955	$8,234
Current maturities of long-term bank debt	661	1,824
Trade payables	2,593	4,018
Other accounts payable and accrued expenses	14,984	10,110
Total current liabilities	26,193	24,186

LONG-TERM LIABILITIES:
Long-term bank debt	384	548
Accrued severance pay	3,479	3,562
Total long-term liabilities	3,863	4,110

LIABILITIES ATTRIBUTABLE TO DISCONTINUED OPERATIONS	-	45

SHAREHOLDERS' EQUITY	30,726	32,309

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$60,782	$60,650
Total bank debt to total capitalization	0.29	0.33
Current ratio	1.72	1.85